UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated January 30, 2012.

Press Release

ABB to acquire Thomas & Betts for $3.9 billion to become major player in North American low-voltage products market

•                  ABB and Thomas & Betts announce agreement pursuant to which ABB will acquire Thomas & Betts for $72 per share in cash

•                  ABB gains access to Thomas & Betts network of more than 6,000 distributor locations and wholesalers in North America

•                  Transaction doubles ABB’s addressable low-voltage products market to approximately $24 billion in North America and enables distribution of Thomas & Betts products through ABB’s extensive global network

•                  Furthers ABB’s 2015 strategy to expand its geographic and product scope in one of its most profitable businesses

•                  Approximately $200 million in expected annual synergies by 2016

Zurich, Switzerland, and Memphis, TN, US, Jan. 30, 2012 — ABB (NYSE: ABB), the leading power and automation technology group, and Thomas & Betts Corporation (NYSE: TNB), a North American leader in low voltage products, today announced that both companies’ boards of directors have agreed to a transaction in which ABB will acquire Thomas & Betts for $72 per share in cash or approximately $3.9 billion.

The acquisition price represents a 24 percent premium to Thomas & Betts’ closing stock price on Jan. 27, 2012 and a 35 percent premium to the volume weighted average stock price over the past 60 trading days. The transaction is subject to approval by Thomas & Betts shareholders as well as to customary regulatory approvals, and is expected to close by the middle of 2012.

The complementary combination of Thomas & Betts’ electrical components and ABB’s low-voltage protection, control and measurement products would create a broader low voltage portfolio that can be distributed through Thomas & Betts’ network of more than 6,000 distributor locations and wholesalers in North America, and through ABB’s well established distribution channels in Europe and Asia. The combined product portfolio and enhanced distribution network will enable ABB to double its addressable market in North America to approximately $24 billion.

“Thomas & Betts is a well-run company with strong brands and excellent distribution channels in the world’s largest low-voltage products market,” said Joe Hogan, ABB’s CEO. “Because our products are complementary, we’ll go to market with one of the broadest offerings in the industry. That creates strong growth opportunities for both ABB and Thomas & Betts, and gives customers and distributors one-stop access to one of the widest ranges of low voltage products.

“Strategically, it’s a great fit,” Hogan added. “This is another big step toward our goal of expanding our presence in the key North American market. The transaction clearly supports our 2015 growth and profitability targets, and meets all of our return-on-investment criteria for creating shareholder value.”

“This transaction delivers significant value to our shareholders and will enable Thomas & Betts to accelerate our global growth strategy,” said Thomas & Betts Chairman and CEO Dominic J. Pileggi. “The combination will also enable us to provide our North American customers and distributor network with a broader portfolio of products and will provide long-term opportunities to our employees. This is the right time for this transaction and I believe strongly that ABB is the right partner for our business going forward.”

Thomas & Betts, combined with ABB’s North American low-voltage products business, will become a new global business unit led out of Memphis, TN, under the leadership of Pileggi.

Thomas & Betts employs approximately 9,400 people and is estimated to report 2011 revenues of approximately $2.3 billion and earnings before interest, taxes, depreciation and amortization of approximately $390 million. The company will report its full-year results later today Central European Time. Its main business is the manufacture of low-voltage and ultralow-voltage electrical products such as connectors, conduits and fittings as well as wiring management products for the construction, industrial and utilities markets. These are complementary to the offering of ABB’s Low Voltage Products division, which includes products such as breakers and switches. In addition, Thomas & Betts has a leading logistics model with its distributors that allows simple, single invoicing and fast delivery of its full product scope. Thomas & Betts also supplies towers for electrical power transmission and has a business that produces heating, ventilation and air conditioning units, both new to ABB but related to its core power and automation focus.

ABB has secured a $4 billion, fully underwritten bridge financing commitment from Bank of America Merrill Lynch which will be repaid through a combination of cash and the issuance of debt. The transaction is expected to be accretive within the first year after it closes prior to one-time charges and implementation costs. ABB expects the transaction will deliver approximately $200 million in annual synergies by 2016. The majority of cost synergies are expected to come from sourcing and purchasing efficiencies.

“This is a unique opportunity for ABB to grow in the largely untapped North American low-voltage products market,” said Tarak Mehta, Executive Committee member responsible for ABB’s Low Voltage Products division, into which Thomas & Betts will be integrated as a stand-alone unit. “We plan to keep and build on Thomas & Betts’ strong brand and product names. We have complementary products that can be sold together already today and other products that will take some time to introduce to customers.”

“ABB and Thomas & Betts share a common culture. We admire the in-depth industry expertise and enthusiasm of the Thomas & Betts team and their excellent long-term relationship with distributors and wholesalers,” Mehta said. “We will continue Thomas & Betts’ successful business model with its distribution, wholesalers and OEM customers and the Thomas & Betts executive team will lead and drive the successful development of the new business unit.”

Under the terms of the agreement, the transaction is structured as a merger requiring approval of a majority of Thomas & Betts shareholders at a special meeting, which is expected to take place in the second quarter. Closure of the transaction is also conditioned on customary regulatory approvals, including in both North America and Europe.

Bank of America Merrill Lynch acted as financial adviser to ABB and will provide the bridge financing facility and Kirkland & Ellis LLP acted as legal advisor. Deutsche Bank Securities Inc. acted as financial adviser to Thomas & Betts and Davis Polk & Wardwell LLP as legal advisor.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 130,000 people. The company’s North American operations, headquartered in Cary, North Carolina, employ over 18,000 people in multiple manufacturing, service and other major facilities and reported approximately $5 billion in revenue for the first nine months of 2011.

Thomas & Betts (NYSE: TNB) is a global leader in the design, manufacture and marketing of essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. With a portfolio of over 200,000 products marketed under more than 45 premium brand names, Thomas & Betts products are found wherever electricity is used. Headquartered in Memphis, TN, Thomas & Betts has manufacturing facilities in 20 countries and approximately 9,400 employees. For more information, please visit www.tnb.com.

More information

ABB and Thomas & Betts will host an analyst, investors and media conference call starting at 09:00 a.m. Central European Time (CET) (08.00 a.m. in the UK, 03.00 a.m. EST, 02.00 a.m. CST). UK callers should dial +44 203 059 5862. From Sweden, +46(0) 85 051 0031, and from the rest of Europe, +41 91 610 5600. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (UK), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (US/Canada). The code is 17475 followed by the # key. A podcast of the call will be available on www.abb.com/news.

A further conference call for US analysts, investors and media is scheduled to begin today at 14:30 p.m. CET (13:30 p.m. in the UK, 08:30 a.m. EST, 07.30 a.m. CST). Callers should dial +1 866 291 4166 (from the US/Canada) or +41 91 610 5600 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours commencing one hour after the conference call. Playback numbers: +1 866 416 2558 (US/Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 19163, followed by the # key. A podcast of the call will be available on www.abb.com/news.

Pictures are available at www.abb.com/news

ABB forward-looking statements

This press release contains “forward-looking statements” relating to the acquisition of Thomas & Betts by ABB. Such forward-looking statements are based on current expectations but are subject to risks and uncertainties, many of which are difficult to predict and are beyond the control of ABB, which could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks and uncertainties, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time frame. Additional risks and uncertainties relating to the acquisition include: required regulatory approvals may not be obtained in a timely manner, if at all; the anticipated benefits of the acquisition, including synergies, may not be realized; and the integration of Thomas & Betts operations with those of ABB may be materially delayed or more costly or difficult than expected. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2010. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Thomas & Betts forward-looking statements

This press release includes forward-looking statements which make assumptions regarding the company’s operations, business, economic and political environment. Actual results may be materially different from any future results expressed or implied by such forward-looking statements. The company undertakes no obligation to publicly release any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this release or to reflect the occurrence of unanticipated events.

Additional information

In connection with the meeting of Thomas & Betts shareholders to be held with respect to the proposed merger, Thomas & Betts will file a proxy statement with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE IT WILL

CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement (when available) and other relevant documents filed by Thomas & Betts with the SEC from the SEC’s website at http://www.sec.gov and from Thomas & Betts by directing a request to Thomas & Betts, 8155 T&B Boulevard, Memphis, TN 38125. Attention: Investor Relations.

Thomas & Betts and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies of Thomas & Betts shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Thomas & Betts directors and executive officers by reading Thomas & Betts’ proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 11, 2011. Additional information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and other relevant materials filed by Thomas & Betts with the SEC in connection with the proposed merger when they become available.

For more information please contact:

ABB Media Relations:	ABB Investor Relations:	Thomas & Betts Media and Investor Relations:
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Tricia Bergeron, Tel. +1 (901) 252 8266
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	tricia.bergeron@tnb.com
Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: January 30, 2012	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance